SMARTPROS LTD.
                                12 SKYLINE DRIVE
                               HAWTHORNE, NY 10532

                                  May 21, 2007

VIA FAX (202-772-9205)
Mr. Joe Cascarano
Mail Stop 3720
United States Security and Exchange Commission
100 F Street NE
Washington, D. C. 20549


              RE:  FILE #001-32300
                   FORM 10KSB Y/E 12/31/06

Dear Mr. Cascarano:

     We are in receipt of your letter dated May 9, 2007, regarding our Form 10KSB for the year ended December 31, 2006. Set forth below is our response to your comments. For your convenience, we have incorporated your comments into this letter and they appear in bold type. We hope that our responses will satisfy your inquiry. Should you require additional information, please contact us at your convenience. Please note, a copy of this letter will be filed with the Securities and Exchange Commission via the EDGAR system.

     1. PLEASE CONFIRM TO US THAT IN FUTURE FILINGS THE COPY OF YOUR AUDITORS' REPORT FILED ON EDGAR WILL INCLUDE THE AUDITORS' SIGNATURE AS REQUIRED BY RULE 2-02(a) OF REGULATION S-X.

     We hereby confirm that all future filings of the copy of our auditors' report on EDGAR will include the auditors' signature as required by Rule 2-02(a) of Regulation S-X. We do have signed copies of their 2006 report if you want us to forward them to you.

     2. IN FUTURE FILINGS PLEASE PROVIDE ALL REQUIRED SEGMENT DISCLOSURES AND RELATED INFORMATION IN ACCORDANCE WITH SFAS NO. 131.

     We note that your comment is instructive as opposed to requesting an explanation. Notwithstanding that, we feel compelled to defend our position that SFAS 131 is not applicable to us. In this connection we note that in June 2004, the Staff raised the same issue in connection with its review of our registration statement on Form SB-2. After reviewing our response, the comment was not reissued. For your convenience, following is the comment and response from June 2004.


"20. SUPPLEMENTALLY EXPLAIN WHY THE DIFFERENT SOURCES OF REVENUE DISCUSSED
     (I.E., ACCOUNTING/FINANCE PRODUCTS, ENGINEERING PRODUCTS, WORKING VALUES AND REVENUES FROM VIDEO PRODUCTION AND DUPLICATION, CONSULTING AND E-COMMERCE) ARE NOT IDENTIFIED AS REPORTABLE SEGMENTS IN ACCORDANCE WITH SFAS 131. OTHERWISE, PROVIDE THE REQUIRED DISCLOSURES IN YOUR AMENDMENT. IN THIS CONNECTION, THIS SECTION SHOULD


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Mr. Joe Cascarano
May 21, 2007
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     BE EXPANDED TO ANALYZE REVENUES, PROFITABILITY, AND THE CASH NEEDS OF EACH
     SEGMENT. REFER TO 501.06.a. OF THE FINANCIAL REPORTING CODIFICATION.

"The Company considered the requirements of SFAS 131 and has concluded that it only has one reportable segment - producing and selling educational products. Pursuant to SFAS 131, paragraph 10, a segment is defined as a line of business whose operating results are reviewed by the decision maker for purposes of making decisions with regards to resource allocation and performance evaluation. In addition, in order to constitute a separate "segment" under SFAS 131, a line of business must reflect at least 10% of the combined revenues or assets of the entity. Pursuant to paragraph 17 of SFAS 131, management may combine all operating segments if there is a similar nature of products, distribution channels or types of customers. The Company's conclusion that it has only one reportable segment is based on the following facts and analysis:

     o The Company has a single line of business - producing educational materials. Currently the Company serves two large vertical markets - accounting/finance and engineering - and one broad horizontal market - corporate training. These educational materials are produced in multiple formats - i.e., videotape, CD-ROM and online - and are distributed through the same sales channels - on videotape or online over the Company's web site. The Company's expansion plans contemplate producing educational materials for new markets.

     o SFAS 131 refers to management's use of data to determine segments. While the Company does track revenues by department, it does not prepare separate profit and loss statements for its various product lines. Also, the Company treats education as one area in its management reports.

     o In terms of how it characterizes revenues (i.e., accounting vs. engineering), the Company does not look at the substantive nature of the product or service generating the revenue. Rather, the Company credits the department where the revenue was generated. For example, revenue generated by the e-commerce or technology group is treated as e-commerce revenue even if the revenue relates to the sale of accounting/finance products. Since these types of crossovers are common in the Company's business, it is very difficult to identify specific costs related to a project.

     o Employee and manager compensation is not based on their department's performance.

     o The technology group is the prime support area for many of the Company's customers. Over the past few years it has not generated any substantial billings, but provides services to the rest of the organization. There too, the services it performs are primarily educational as the Company does work for many large corporations that want to convert their own educational material to the Company's format of delivery. In some instances the Company creates new material for these companies based on their requests and needs.

     o Similarly, most of the work performed by the video department relates to the production of educational materials. Video duplication represents less than 4% of net revenues.

     o The Company does not currently capture or allocate costs and expense by product line, which is impracticable at this time.

     o The Company's e-commerce business, other than on-line subscriptions to its accounting and engineering education products, and the Company's video duplication business each generate less than 10% of the Company's total net revenues on an annual basis."

          We regularly review SFAS No. 131 with our auditors and we continue to believe that we operate in one business segment. The analysis we did in June 2004, as set forth above, is

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Mr. Joe Cascarano
May 21, 2007
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          still relevant today. In fact, we believe our position is stronger today than it was then as video production and duplication and consulting currently constitute a smaller percentage of our total revenues - less than 5%. This decrease is attributable to the fact that the actual amount of revenue allocated to these departments has fallen while our total revenue has grown. Although, they account for a smaller amount of revenue, these departments have not shrunk in size. Rather more of the work they do supports our core business. For example, the technology department converts course material into digital format for online delivery and maintains the online learning management systems that we provide to our clients to support their internal education efforts. The video department produces the educational videos that we sell to our customers, as well as our own educational products.

          Similarly, the growth in our revenue is attributable to two factors - organic growth in our core market (i.e., accounting/finance) and our expansion into new markets, such as legal, insurance, banking and financial services, through acquisitions. ALL OF OUR ACQUISITIONS HAVE BEEN IN THE EDUCATION SPACE. Each of Skye Multimedia, Sage Online, Cognistar, MGI and The Selbst Group develop learning solutions, albeit for different markets. While the customer base may be different, the customer type is the same - professionals and mid- and senior level corporate managers.

          3. REGARDING YOUR ACQUISITION OF SKYE MULTIMEDIA INC, EXPLAIN TO US YOUR BASIS FOR CHARACTERIZING THE $1.4 MILLION IN POTENTIAL FUTURE PAYMENTS AS CONTINGENT PURCHASE PRICE. WE NOTE YOU HIRED THE SELLING SHAREHOLDERS OF SKYE MULTIMEDIA INC. AND THE FUTURE PAYMENTS WILL BE BASED ON SKYE'S EARNINGS BEFORE INTEREST AND TAXES FOR THE PERIOD COMMENCING MARCH 1, 2006 THROUGH DECEMBER 31, 2008. IN LIGHT OF THIS IT APPEARS IT MAY BE NECESSARY FOR YOU TO TREAT THE CONTINGENT PAYMENTS AS COMPENSATION EXPENSE. PLEASE ADVISE US IN DETAIL AND EXPLAIN TO US YOUR FULL CONSIDERATION OF EACH OF THE FACTORS OR INDICATORS IDENTIFIED IN EITF 95-8.

          Under EITF 95-8 the determination of whether contingent consideration based on earnings, in the context of a business combination, should be treated as acquisition cost or payment for services is subject to judgment and should be based on the relevant facts and circumstances. We have reviewed EITF 95-8 and have concluded that, applying the facts and circumstances of this situation to the factors enumerated therein, the contingent payment to the former shareholders of Skye Multimedia Inc., should it ever become payable, should be treated as additional purchase price rather than compensation expense. Our conclusion is based principally on the following:

          THE CONTINGENT PAYMENT IS NOT TIED TO EMPLOYMENT. The payment of the `earn-out" is NOT contingent on the employment status of former shareholders of Skye Multimedia Inc. at the time the payment would be due. Moreover, the former shareholders are not required to be our employees for a minimum period of time in order to qualify for the "earn-out." They could quit tomorrow and it would have no effect on their ability to receive the "earn-out."

          LEVEL OF COMPENSATION. The compensation we are paying to the former shareholders of Skye Multimedia, Inc., Seth Oberman and his wife, Susan Oberman, is commensurate

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Mr. Joe Cascarano
May 21, 2007
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          with what we pay to our other employees who are similarly situated.
          Mr. Oberman, who is President of Skye Multimedia Ltd. receives a base salary of $120,000. Mark Luciano, who was hired in November 2005 to head the engineering division, has a base salary of $120,000. Steve Henn, who we hired in November 2006, as the head of our Cognistar legal division receives a base salary of $150,000. Stanton Selbst, who we recently hired to head our financial services division, has a base salary of $160,000. More importantly, Messrs. Oberman, Henn and Selbst receive the same salary that they were earning before we acquired their companies. However, Mr. Henn is an attorney and the field of legal education requires someone to have a higher degree of education. Mr. Selbst has over forty years of experience in providing training to corporate clients. These factors account for the salary differentials. Susan Oberman was hired in the same capacity she previously held at the same rate of pay. Mrs. Oberman is a graphics designer and does not work on a full-time basis, nor does she have an employment agreement. Mr. Oberman's employment agreement expires on January 31, 2009, which is after the termination date of the "earn-out" calculation period. In addition, we have two one-year extension options available under the contract, which are exercisable solely at our discretion.

          COMPONENTS OF SHAREHOLDER GROUP. Skye Multimedia Inc. only had two shareholders, each owning 50% of the company. The "earn-out" is payable to both shareholders in proportion to their ownership interest. Moreover, we hired both shareholders after the acquisition in the same capacities and at the same salaries as they held and earned before the acquisition.

          REASONS FOR CONTINGENT CONSIDERATION. Skye Multimedia Inc. was a privately held company with inconsistent performance. Therefore, it was difficult to value. We believe that the payment at the time of acquisition represented the low end of the value range and the "earn-out" would bring the total purchase price to the high end of the range. Usually when a business is sold, the seller seeks a purchase price equal to some multiple of earnings. This is especially true in a service business where there are few tangible assets. This is exactly the situation in this purchase. The seller wanted a higher price than we were willing to pay based on the inconsistent performance. The seller felt his business was poised to grow, while we could not rely on that belief. The solution was an "earn-out", so that if he was correct he could get a price consistent with what a company with his future earnings would sell for based on those earnings.

               ALSO, PLEASE SEPARATELY ADDRESS EACH OF THE FOLLOWING QUESTIONS IN YOUR RESPONSE TO THIS COMMENT.

                    A. EXPLAIN TO US IN DETAIL THE FORMULA FOR DETERMINING HOW CONTINGENT PAYMENTS MADE UNDER THE SKYE MULTIMEDIA INC. AGREEMENT ARE DETERMINED.

                    First, we compute Sky Multimedia Ltd.'s (our subsidiary) earnings before interest and taxes for the period beginning March 1, 2006 and ending December 31, 2008. That amount is then divided by 34 and the result is multiplied by 36. That result is then reduced by an amount equal to a 5% annualized return on the net capital that we contributed to Skye Multimedia Ltd. over the 34-month period


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Mr. Joe Cascarano
May 21, 2007
Page 5


                    beginning March 1, 2006. Net capital includes the purchase price (as adjusted) and any other amounts advanced by us to Skye Multimedia Ltd. for working capital prior to December 31, 2008 reduced by any amounts distributed by Skye Multimedia Ltd. to us during that period. In no event shall the result obtained by virtue of the above calculation exceed $1.4 million. Finally, such amount is further reduced by an amount equal to the sum of (a) $200,000 and (b) any uncollected receivables included in the transaction. The Earn-out Amount is payable at least 50% in cash and the balance in cash and/or shares of restricted common stock of SmartPros so long as such shares are listed on the New York Stock Exchange, the American Stock exchange or the Nasdaq National Market and SmartPros has timely filed all periodic reports it is required to file under the Securities Exchange Act of 1934 for the two consecutive years immediately prior to the issuance of such stock. Any stock issued in partial payment of the Earn-out Amount shall be valued at the average closing price of such stock on the principal market on which it trades over the first twenty trading days following December 31, 2008.

                    b. EXPLAIN TO US WHY THE COMPANY WILL RECEIVE A CREDIT OF THE FIRST $200,000 OF ANY CONTINGENT PAYMENT THAT MAY BE EARNED.

                    The $200,000 credit was derived at during negotiations. It represents a portion of the purchase price paid at closing that we believed exceeded the book value of the assets purchased. Both sides agreed that if any additional amount was payable, the $200,000 would be credited against such payment.

                    c. EXPLAIN HOW ANY CONTINGENT PAYMENTS MADE UNDER THE AGREEMENT WOULD BE ALLOCATED AMONG THE FORMER SHAREHOLDERS.

                    The selling shareholders of Skye Multimedia, Inc. were Seth Oberman and his wife, Susan Oberman, who jointly owned 100% of Skye Multimedia Inc. Their company was taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. The contingent payment, if paid, would be payable to Seth and Susan Oberman, pro rata in accordance with their interests in Skye Multimedia, Inc.

                    d. TELL US IF YOU HAVE MADE ANY OTHER AGREEMENTS WITH THE SELLING SHAREHOLDERS OF SKYE MULTIMEDIA INC., AND IF SO, EXPLAIN THE NATURE OF EACH AGREEMENT.

                    No arrangements have been made with the selling shareholders of Skye Multimedia, Inc. other those set forth in the Asset Purchase Agreement and Mr. Oberman's Employment Agreement, both of which have been filed with the SEC.

                    e. TELL US OF ANY CIRCUMSTANCES WHERE A FORMER SHAREHOLDER OF SKYE MULTIMEDIA INC. WOULD NOT BE ENTITLED TO A CONTINGENT PAYMENT TRIGGERED UNDER THE TERMS OF THE AGREEMENT.


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Mr. Joe Cascarano
May 21, 2007
Page 6


                    The only circumstance in which a former shareholder of Skye Multimedia, Inc. would not be entitled to a contingent payment is if, under the formula set forth in the Asset Purchase Agreement, and described in response to comment 3(a) above, no amount would be due.

                    f. TELL US IF AN EMPLOYEE FORMER SHAREHOLDER WOULD BE ENTITLED TO A CONTINGENT PAYMENT TRIGGERED IN PERIODS AFTER HE TERMINATES HIS EMPLOYMENT WITH SKYE MULTIMEDIA, LTD. OR IS TERMINATED FOR CAUSE.

                    The employee former shareholder is entitled to the contingent payment regardless of how, when or why his employment terminates.

                    g. PROVIDE US A SUMMARY IDENTIFYING EACH FORMER SHAREHOLDER OF SKYE MULTIMEDIA INC. AND WITH RESPECT TO EACH INDICATE:

                               o THE NUMBER OF COMMON SHARES THEY PREVIOUSLY HELD IN SKYE MULTIMEDIA INC.; Seth Oberman and Susan Oberman each owned 2,000 shares of the common stock of Skye Multimedia Inc.;

                               o THE AMOUNT AND NATURE OF ANY OTHER OWNERSHIP INTEREST, INCLUDING STOCK OPTIONS AND PREFERRED SHARES, THEY HELD IN SKYE MULTIMEDIA INC.; Neither Seth nor Susan had any other ownership interest in the company, direct, indirect or contingent;

                               o THEIR PERCENTAGE OWNERSHIP; Seth and Susan each owned 50% of Skye Multimedia Inc.;

                               o IF THEY WERE HIRED BY SKYE MULTIMEDIA, LTD.; Both Seth and Susan were hired by Skye Multimedia Ltd.;

                               o    IF HIRED, THEIR POSITION WITH SKYE
                                    MULTIMEDIA, LTD.; Seth is the President of
                                    Skye Multimedia, Ltd. and Susan was hired as a graphic designer. These are the same positions they previously held with Skye Multimedia Inc.; AND

                               o HOW A CONTINGENT PAYMENT WOULD BE DIVIDED AMONG EACH OF THE FORMER SHAREHOLDERS OF SKYE MULTIMEDIA INC. (USING PERCENTAGES) UNDER THE TERMS OF THE AGREEMENT. Under the agreement, the contingent payment would be payable to both shareholders in proportion to their interests in Skye Multimedia, Inc.
                                    - 50% to Seth and 50% to Susan.

                                                  Very truly yours,

                                                  /s/ Stanley P. Wirtheim
                                                  -------------------------
                                                  Stanley P. Wirtheim,
                                                  Chief Financial Officer